                                                                      EXHIBIT 12

                                MASCOTECH, INC.

         COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS
                             (DOLLARS IN THOUSANDS)

                                                      FOR THE YEARS ENDED DECEMBER 31
                                          --------------------------------------------------------
                                            1996       1995       1994           1993       1992
                                          --------   --------   ---------      --------   --------
EARNINGS (LOSS) BEFORE INCOME
  TAXES AND FIXED CHARGES:
  Income (loss) from continuing
     operations before income taxes
     (credit), extraordinary item and
     cumulative effect of accounting
     change, net........................  $ 77,220   $100,280   $(264,490)     $121,180   $ 68,250
  Deduct equity in undistributed
     earnings of less-than-fifty-percent
     owned companies....................   (31,650)   (29,590)    (23,350)      (19,930)   (21,760)
  Add interest on indebtedness, net.....    30,350     51,500      51,290        83,000     87,830
  Add amortization of debt expense......     1,490      1,670       3,450         4,390      1,930
  Estimated interest factor for
     rentals............................     6,350      7,070       6,220         5,550      5,740
                                          --------   --------   ---------      --------   --------
  Earnings (loss) before income taxes
     and fixed charges..................  $ 83,760   $130,930   $(226,880)     $194,190   $141,990
                                          ========   ========   =========      ========   ========
FIXED CHARGES:
  Interest on indebtedness, net.........  $ 30,590   $ 51,690   $  51,540      $ 83,110   $ 87,980
  Amortization of debt expense..........     1,490      1,670       3,450         4,390      1,930
  Estimated interest factor for
     rentals............................     6,350      7,070       6,220         5,550      5,740
                                          --------   --------   ---------      --------   --------
     Total fixed charges................    38,430     60,430      61,210        93,050     95,650
                                          --------   --------   ---------      --------   --------
  Preferred stock dividend requirement
     (a)................................    21,570     21,970      14,630        25,860     17,140
                                          --------   --------   ---------      --------   --------
  Combined fixed charges and preferred
     stock dividends....................  $ 60,000   $ 82,400   $  75,840      $118,910   $112,790
                                          ========   ========   =========      ========   ========
RATIO OF EARNINGS TO FIXED CHARGES......       2.2        2.2          --(b)        2.1        1.5
                                          ========   ========   =========      ========   ========
RATIO OF EARNINGS TO COMBINED FIXED
  CHARGES AND PREFERRED STOCK
  DIVIDENDS.............................       1.4        1.6          --(c)        1.6        1.3
                                          ========   ========   =========      ========   ========

(a) Represents amount of income before provision for income taxes required to meet the preferred stock dividend requirements of the Company and its 50% owned companies.

(b) 1994 results of operations are inadequate to cover fixed charges by $288,090.

(c) 1994 results of operations are inadequate to cover combined fixed charges and preferred stock dividends by $302,720.